NEXA RESOURCES ANNOUNCES DIVESTMENT OF
MORRO AGUDO COMPLEX IN BRAZIL

Luxembourg, April 5, 2024 - Nexa Resources S.A. (“Nexa Resources”, “Nexa” or the “Company”) (NYSE Symbol: “NEXA”) announces today the signing of a definitive agreement to divest its Morro Agudo Complex, situated in the state of Minas Gerais in Brazil. The Morro Agudo Complex, which encompasses the Morro Agudo and Ambrósia mines, has been acquired by Casa Verde Holding Ltda. (“Casa Verde”) for a total purchase price of R$80 million (approximately US$16 million), the (“Transaction”). The Bonsucesso project is not included in the Transaction and will remain in the Company’s portfolio of greenfield projects.

Casa Verde intends to convert the Morro Agudo Complex into a limestone production complex, and the acquisition includes all assets, surface and mining rights, equipment and inventory related to the Morro Agudo Complex (except for assets related to the Bonsucesso project). Casa Verde will be responsible for executing the future mine closure, including the decommissioning of all tailings storage facilities, and a remediation plan, if applicable.

The closing of this Transaction is subject to certain customary conditions precedent, such as a corporate restructuring of the assets comprising the Morro Agudo Complex.

In 2023, the Morro Agudo mine produced 23kt of zinc and 8.3kt of lead at a sustaining cash cost net of by-products of US$0.87/lb. The mine does not currently have any estimated Mineral Reserves.

The Morro Agudo Complex production accounts for approximately 5% and 6% of Nexa’s zinc and lead production, respectively. The 2024 consolidated guidance remains unchanged as of the date of this press release.

The Ambrósia mine reached the end of its life of mine during the fourth quarter of 2020 and operations have since been suspended.

As previously disclosed, Nexa has been actively assessing risk-return alternatives, and the successful divestment of these assets results in its portfolio optimization process to improve free cash flow in line with the Company's disciplined capital allocation framework, along with its long-term strategy to maximize value for the Company and its shareholders.

“The sale of our Morro Agudo Complex is another step in our journey to continually maximize value. Portfolio optimization is a central part of our strategy to improve cash flow generation and returns. This focus allows us to concentrate our efforts on our most attractive businesses and mines, as well as strengthen our capital structure,” said Ignacio Rosado, CEO of Nexa Resources.

Nexa is committed to carrying out a structured transition of the assets to Casa Verde, with minimal impact on the Company’s business and stakeholders. Assuming the conditions precedent are satisfied, the Company expects the closing of the Transaction to occur between the second and third quarter of 2024.

About Casa Verde Holding

Casa Verde is a Brazilian family-owned company that has been operating in the mining sector for over 50 years with operations in eight states of Brazil. With a focus on the agricultural sector through mining and the production of agricultural consumables, Casa Verde aims to strengthen national production by increasing productivity per hectare and supporting farmers and their ties to the land, crops, and livestock.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life mines, three of which are located in the central Andes region of Peru, and two of which are located in the state of Minas Gerais in Brazil. Nexa is ramping up Aripuanã, its sixth mine, in the state of Mato Grosso in Brazil. Nexa also currently owns and operates three smelters, two of which are located in the state of Minas Gerais in Brazil, and one of which is located in Cajamarquilla in Peru, which is the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2023 and one of the top five metallic zinc producers worldwide in 2023, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). Forward-looking statements contained in this news release may include, but are not limited to, zinc and other metal prices and exchange rate assumptions, projected operating and capital costs, metal or mineral recoveries, head grades, mine life, production rates, and returns; the Company’s potential plans; the estimation of the tonnage, grade and content of deposits and the extent of mineral resource and mineral reserve estimates; timing of commencement of production; exploration potential and results; the timing and receipt of necessary permits for future operations; and the impacts of COVID-19 on our operations.

These statements are based on information currently available to the Company and the Company provides no assurance that actual results and future performance and achievements will meet or not differ from the expectations of management or qualified persons. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental, or other risks that could materially affect the potential development of the Project, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production, our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project evaluation, estimation of Mineral Reserves and/or Mineral Resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management and qualified persons considering their experience are inherently subject to significant uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresouces.com

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